UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated March 6, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-219583), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Stock Exchange Announcement dated 05 March 2019 entitled ‘VODAFONE GROUP PLC (VOD) – SUCCESSFUL PLACING OF MANDATORY CONVERTIBLE BONDS’

RNS: 9466R

Vodafone Group Plc

5 March 2019

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA, JAPAN, AUSTRALIA OR ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES OF THE SECURITIES WOULD BE PROHIBITED BY APPLICABLE LAW

Vodafone Group Plc (VOD) – Successful placing of Mandatory Convertible Bonds (“MCBs”)

5 March 2019

Transaction Highlights:

•               Vodafone to raise £3.44 billion through the issuance of MCBs

•               Bonds to be issued in two tranches - maturing March 2021 and March 2022

•               Net proceeds of the bonds will be used as part of the financing of the acquisition of Liberty Global’s assets in Germany, Czech Republic, Hungary and Romania

•               Potential for Vodafone to buy back shares in order to mitigate dilution. Any decision to buy back shares will be taken independently of the conversion of the bonds and will be dependent on market conditions and Vodafone’s financial position and outlook at the relevant time. Any such share buyback will be funded from the issuance of hybrid securities, depending on credit market conditions

•               An option strategy gives Vodafone the ability to mitigate, partially or fully, any share price appreciation relative to the initial conversion price of the bonds, should it decide to execute a share buyback. Vodafone reserves the right to cancel or modify any option strategy entered into during the tenor of the bonds

Further Details:

Vodafone Group Plc (“Vodafone”) announces the placement of £3.44 billion of MCBs, to be issued in two tranches maturing March 2021 and March 2022 (together, the “Bonds”).

The Bonds will be physically settled on mandatory conversion in accordance with their terms. Vodafone will be entitled to satisfy this delivery obligation by allotting and issuing new ordinary shares of Vodafone (“Ordinary Shares”) to Bondholders or by transferring existing Ordinary Shares from treasury. The number of Ordinary Shares into which the Bonds are initially convertible (determined by dividing the nominal amount of the Bonds by the Conversion Price described below) represents approximately 9.8% of Vodafone’s current share capital and accordingly falls within the limits approved by Vodafone’s shareholders at its annual general meeting in July 2018 for the purposes of making offers of Ordinary Shares on a non-pre-emptive basis.

The initial Conversion Price will be determined on the basis of the higher of (i) GBP 1.3136 (being Vodafone’s closing share price on the London Stock Exchange (the “LSE”) on Monday, 4 March 2019, the “initial Share Price”) and (ii) the arithmetic average of the daily volume-weighted average prices of an Ordinary Share on the LSE on each of the three scheduled trading days starting on (and including) 6 March 2019. The Conversion Price, as so determined, will be announced by Vodafone following the close of market trading on the LSE on 8 March 2019.

The Bonds will be issued at par. The coupon has been fixed at 1.20% per annum (in respect of the Bonds maturing March 2021) and 1.50% per annum (in respect of the Bonds maturing March 2022). The Bonds (less an amount equal to the present value of all future coupons under the Bonds) are expected to be accounted for as equity. In addition, and in accordance with securities of this type, the Bonds will represent subordinated debt of Vodafone and all coupon payments to be made under the Bonds are deferrable at Vodafone’s option.

Settlement and closing is scheduled to take place on 12 March 2019.

After the Bonds have been issued, Vodafone intends to apply for the Bonds to be admitted to trading on Euronext Dublin’s Global Exchange Market or another recognised stock exchange.

The option strategy referred to above will consist of (i) call options to hedge against any potential increase of the share price of the Ordinary Shares; and (ii) corresponding put options to decrease the cost of entering into the call options. Such options are expected (subject to limited exceptions) to have scheduled exercise dates on 125 consecutive trading days beginning three days after the delivery of Ordinary Shares pursuant to a conversion of the relevant tranche of Bonds referencing the arithmetic average of the daily volume-weighted average prices of an Ordinary Share on the LSE, BATS, Chi-X or any other exchange determined at the relevant time. Certain of the Joint Bookrunners (as defined below), acting in their capacity as initial option counterparties, will enter into transactions to hedge their respective positions under the call and put options described above, which may include transactions to be conducted during the share reference period for the determination of the initial Conversion Price, as well as subscribing for a proportion of the Bonds themselves. In connection with their respective positions, such initial option counterparties subscribed for and were allocated, at Vodafone’s sole discretion, 45% of the aggregate nominal amount of each tranche of the Bonds to be issued.

Reference is also made to Vodafone’s share buy-back programme, which will continue to operate during and after the share reference period for the determination of the initial Conversion Price. Please refer to Vodafone’s announcement of 28 January 2019 for further details.

CONTACTS

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

IMPORTANT INFORMATION

The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may be placed for any purpose on the information contained in this announcement or its accuracy or completeness. The information in this announcement is subject to change.

The distribution of this announcement may be restricted by law in certain jurisdictions, and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction.

Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute or form part of an offer to sell securities, or the solicitation of any offer to buy or subscribe for any securities, to or from any person in the United States, Australia, Canada, Japan (or to, or for the account or benefit of, any such person or any U.S. person (as defined in Regulation S under the US Securities Act (as defined below))) or in any other jurisdiction in which, or to or from any other person to or from whom, such offer or solicitation is unlawful.

The securities referred to in this announcement have not been and will not be registered under the US Securities Act of 1933, as amended (the “US Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or exemption from registration under the US Securities Act. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, Canada, Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada or Japan. There will be no public offer of the securities in the United States, Australia, Canada, Japan or any other jurisdiction.

In the United Kingdom, this communication is directed only at qualified investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (ii) who are persons falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

In member states of the European Economic Area (the “EEA”), the Bonds are being offered only to qualified investors within the meaning of Directive 2003/71/EC, as amended, in accordance with the respective regulations of each member state in which the Bonds are being offered.

MiFID II Product Governance / Professional investors and ECPs only target market: Solely for the purposes of the product governance requirements contained within: (a) EU Directive 2014/65/EU on Markets in Financial Instruments, as amended (“MiFID II”); (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the “MiFID II Product Governance Requirements”), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “Manufacturer” (for the purposes of the MiFID II Product Governance Requirements) may otherwise have with respect thereto, the Bonds have been subject to a product approval process, which has determined that: (i) the target market for the Bonds is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Bonds to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Bonds (a “distributor”) should take into consideration each Manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Bonds (by either adopting or refining each Manufacturer’s target market assessment) and determining appropriate distribution channels. The target market assessment is without prejudice to the requirements of any contractual or legal selling restrictions in relation to the Bonds.

For the avoidance of doubt, the target market assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the Bonds.

PRIIPs Regulation / Prohibition of sales to EEA retail investors: The Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. No key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Bonds or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Bonds or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

No action has been taken by Vodafone or by any financial institutions acting for Vodafone in relation to the placing of the Bonds (together, the “Joint Bookrunners”) or any of their respective affiliates that would permit an offering of the securities or possession or distribution of this announcement or any offering or publicity material relating to such securities in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Vodafone and the Joint Bookrunners to inform themselves about and to observe any such restrictions.

The Joint Bookrunners are acting exclusively for Vodafone and no one else in connection with the offering. They will not regard any other person as their respective clients in relation to the offering of the Bonds and will not be responsible to any other person for providing the protections afforded to clients of each Joint Bookrunner or for providing advice in relation to the offering, the Bonds or any other transaction, matter or arrangement referred to in this announcement.

Each of Vodafone, the Joint Bookrunners and their respective affiliates expressly disclaims any obligation or undertaking to update, review or revise any statement contained in this announcement whether as a result of new information, future developments or otherwise.

This announcement is not intended as investment advice and under no circumstances is it to be used or considered as an offer to sell or a solicitation of an offer to subscribe or otherwise buy any security nor is it a recommendation to buy or sell any security. Any discussions, negotiations or other communications that may be entered into, whether in connection with the information set out herein or otherwise, shall be conducted subject to contract.

Acquiring investments to which this announcement relates may expose an investor to a significant risk of losing all of the amount invested. Each prospective investor should proceed on the assumption that it must bear the economic risk of an investment in the Bonds and/or Ordinary Shares for an indefinite period. None of Vodafone or the Joint Bookrunners makes any representation as to (i) the suitability of the Bonds and/or Ordinary Shares for any particular investor, (ii) the appropriate accounting treatment and potential tax consequences of investing in the Bonds and/or Ordinary Shares or (iii) the future performance of the Bonds and/or Ordinary Shares either in absolute terms or relative to competing investments. Persons considering making such investments should consult an authorised person specialising in advising on such investments. This announcement does not constitute a recommendation concerning the Bonds or the Ordinary Shares. The value of the Bonds and/or Ordinary Shares can decrease as well as increase. Potential investors should consult a professional advisor as to the suitability of the Bonds and/or Ordinary Shares for the person concerned.

In connection with the offering, the Joint Bookrunners and any of their affiliates, acting as investors for their own accounts, may subscribe for or purchase Bonds and/or Ordinary Shares and in that capacity may retain, purchase, sell, offer to sell or otherwise deal for their own accounts in such Bonds and/or Ordinary Shares and any other securities of Vodafone or related investments in connection with the Bonds and/or Ordinary Shares or Vodafone or otherwise. Accordingly, references to the securities being issued, offered, subscribed, acquired, placed or otherwise dealt in should be read as including any issue or offer to, or subscription, acquisition, placing or dealing by, the Joint Bookrunners and any of their respective affiliates acting as investors for their own accounts. The Joint Bookrunners do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligations to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 6, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary